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                                                                  EXHIBIT 99.1
                                                                  ------------



                            NOTICE OF MERGER CLOSING

         A Notice of Merger Closing was filed with the Korean Financial Supervisory Commission and KOSDAQ pursuant to Section 190-2 of the Korea Securities Exchange Act on January 9, 2006. The following is an English translation of the material information contained in such notification:

1.       Surviving company: hanarotelecom incorporated

2.       Key dates relating to merger:

         o        Date of Board meeting: November 7, 2005

         o        Merger effective date: January 1, 2006

         o        Merger registration: January 9, 2006

         o Date new shares issued in merger will be listed: scheduled for January 18, 2005

3.       Large shareholdings:

                                                             BEFORE MERGER          AFTER MERGER
                                                        -------------------     -------------------
                                        CLASS OF         NUMBER OF              NUMBER OF
                SHAREHOLDER            SECURITIES          SHARES       %         SHARES        %
         --------------------------   -------------     ----------    -----     ----------    -----
         AIF II NT, Ltd. (including   Common shares     63,178,125    13.67     63,178,125    13.64
         AOF NT Ltd. as related
         person)

         Newbridge Asia HT, L.P.      Common shares     49,535,799    10.72     49,535,799    10.69

         AIF II NT, Ltd.              Common shares     38,456,250     8.32     38,456,250     8.30

         AOF NT, Ltd.                 Common shares     24,721,875     5.35     24,721,875     5.34


4.       Right of dissenting shareholders to request the purchase of shares:

         Former shareholders of Korea Thrunet Co., Ltd. ("Thrunet") representing a total of 477,934 common shares of Thrunet exercised their right to request the purchase of their shares. The purchase price for such shares was 960 won per share for an aggregate purchase price of 458,816,640 won.

5.       Issuance of new hanarotelecom shares in merger:

         o        Merger ratio: hanarotelecom : Thrunet = 1 : 0.3570308

         o        Total  number  of  shares  to be  issued  as part  of  merger:
                  1,217,832 shares

         o        Increase in capital stock: 6,089,160,000 won

6.       Summary Financial Information:

                                                        BEFORE MERGER
                                           -------------------------------------
                                           SURVIVING COMPANY      MERGED COMPANY         AFTER MERGER
                                           -----------------      --------------       -----------------
                                                                  (in Korean won)

         Total assets                      3,302,698,291,633      401,448,006,573      3,352,086,313,564

              Current assets                 379,009,667,557      173,584,514,356        550,490,771,494

              Non-current assets           2,923,688,624,076      227,863,492,217      2,801,595,542,070

         Total liabilities                 1,538,845,151,268      269,810,718,928      1,583,283,381,744

              Current liabilities            680,449,854,314       42,406,703,193        720,774,069,055

              Non-current liabilities        858,395,296,954      227,404,015,735        862,509,312,689

         Total shareholders' equity        1,763,853,140,365      131,637,287,645      1,768,802,931,820

              Captial stock                2,310,675,900,000      257,836,065,000      2,317,618,320,000

              Paid-in capital in excess
              of par value                   344,641,869,706      397,145,626,866        342,670,163,128

              Capital adjustment                 630,763,110          188,575,413            630,763,110

         Revenue                             711,784,906,024      153,044,152,779        864,829,058,803

         Operating income (loss)              11,880,058,737      (11,094,829,777)           785,228,960

         Ordinary income (loss)              (28,015,038,887)     (34,060,940,467)       (62,096,901,321)

         Net income (loss)                   (28,015,038,887)     (34,060,940,467)       (62,096,901,321)

         ----------------------

         The above financial information is based on the financial information of hanarotelecom and Thrunet as of June 30, 2005 and reflects only the simple sum of the two companies after reflecting the issuance of new shares in accordance with the merger ratio. The actual balance sheet and other financial information as of the effective date of the merger may be materially different from the above information.